Exhibit 99.2

GERDAU S.A. Tax ID (CNPJ/ME) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME) 92.690.783/0001-09 Registry (NIRE): 35300520751

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that Gerdau S.A. and Metalúrgica Gerdau S.A. (collectively, the “Companies”) Boards of Directors approved, on August 02, 2022, the payment of Dividends for the second quarter of the fiscal year on 2022. The amount will be paid according to the dates listed bellow and credited based in the positions of shareholders dated of August 15, 2022.

Company	Payment Date	Value per Share Common and Preferred Dividends
METALÚRGICA GERDAU S.A.	08/26/2022	R$ 0.36
GERDAU S.A.	08/25/2022	R$ 0.71

Please note that shares acquired on August 16, 2022, and thereafter, will be traded EX-DIVIDEND.

Additional information can be obtained from our Investor Relations Department, located at Av. Doutora Ruth Cardoso, 8501 – 8th Floor – São Paulo – SP – 05425-070 – Brazil.

Phone: +55 (11) 3094.6300

E-mail: inform@gerdau.com

São Paulo, August 03, 2022.

Rafael Dorneles Japur

Executive Vice President

Investor Relations Director

This content is Public.